Mail Stop 4561

July 19, 2007

VIA U.S. MAIL AND FAX (619) 881-6930

Mr. Kenneth M. Riis
Chief Executive Officer
Newcastle Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

> **Re:** **Newcastle Investment Corp.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 26, 2007**
> **File No. 001-31458**

Dear Mr. Riis:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the year ended December 31, 2006

The Management Agreement, page 9

1. We note that the registrant has no employees and is party to a management agreement with FIG LLC, an affiliate of Fortress Investment Group LLC, pursuant to which they provide investment management, risk management and day-to-day operations management. Please tell us what consideration the company has given to whether its activities fall within the scope of the investment company audit guide and the need to discuss this as the impact of recent accounting standards in future filings. Refer to SOP 07-1.

<u>Item 1A. Risk Factors, page 12</u>

<u>The loans we invest in and the loans underlying the securities…, page 14</u>

2. Provide us with more detail regarding your obligation to repurchase loans from securitization entities, including whether or not you have an obligation to repurchase loans that go into default, the time frame for this obligation (e.g. loans that go into default in the first 90 days after origination), and a description of the breeches in representations and warranties that would allow the purchaser of the loans to require the company to repurchase the loans. Please tell us whether or not you have established a reserve to account for anticipated losses reasonably estimated to occur over the life of such obligations, and if so, the amount of the reserve at December 31, 2006. Clarify to us your policies for establishing a reserve for losses on these loan repurchases both for securitizations accounted for as sales and as securitized borrowings under SFAS 140. Additionally, tell us the total amount of loans you have securitized that you may be required to repurchase.

3. Tell us what consideration you gave to disclosing the activity in your reserve for losses for loan repurchases.   In addition tell us what consideration you gave to disclosing your policy for recognizing this reserve at the time of securitization and the subsequent evaluation of the adequacy of the reserve.

<u>Application of Critical Accounting Policies, page 30</u>

<u>Valuation and Impairment of Securities, page 30</u>

4. For your real estate securities for which there is not a ready market please provide us with the significant assumptions used to estimate their fair value. Also, tell us the amount of investments for which their fair value has been determined based on models versus markets.

5. Based on a review of the Form 8-Ks discussing the terms of the company's securitizations, it appears that the company is retaining the lower rated and more risky tranches of the securitization transactions. Tell us what consideration you gave to discussing this fact, the lack of a liquid market for these securities, how these retained interests are valued and the significant assumptions used.

<u>Management's Discussion and Analysis, page 40</u>

6. You have indicated that your ongoing investment activities benefit in general from an environment of widening credit spreads and increasing interest rates. You also indicate that such an environment would result in increased unrealized losses on your real estate securities portfolio but would not affect your cash flows,

either positively or negatively. This disclosure appears to contradict the disclosure on page 48 which discusses the negative impact an increase in credit spreads would have on the value of your real estate securities portfolio. Please clarify to us how you would benefit from such an interest rate and spread environment.

Note 5. Real Estate Related Loans, Residential Mortgage Loans and Subprime Mortgage Loans, page 76

Securitization of Subprime Mortgage Loans, page 78

7. You indicate on page 78 that during 2006 you sold a portfolio of subprime mortgages to Newcastle Mortgage Securities Trust 2006-1. You also indicate that you do not consolidate this entity, but that you have retained all of the equity issued by the Securitization Trust. Please clarify whether or not you own all of the outstanding equity in the Securitization Trust, and if so, why you have not consolidated it.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3498.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant